SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at July 10, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 10, 2006

* Print the name and title of the signing officer under his signature

-------------------------

Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 T oll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

DRILLING CONTINUES TO EXPAND XIETONGMEN DEPOSIT
189.7 metres grading 1.04% CuEQ intersected in hole 6118

July 10, 2006, Vancouver, BC - Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF) and Great China Mining Inc. (OTC.BB-GCHA) announce the results from additional core holes (6111 to 6138) drilled in 2006 at the Xietongmen copper-gold deposit, located 240 kilometres west of Lhasa in Tibet, People's Republic of China.

Drilling in 2005 outlined a significant porphyry copper-gold deposit at Xietongmen with excellent potential for expansion. The comprehensive 2006 program is designed to fully assess the resource potential of the project and initiate programs for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

Nine rigs are currently active at site in the planned 22,000-metre program, testing the extensions of the Xietongmen deposit. Long intervals with excellent grades of copper and gold continue to be intersected. The current drilling is testing all sides of the deposit, defining the eastern and southern limits as well as stepping out further to the north and to the west. Of the 28 holes in this series, four are larger diameter (PQ sized) holes drilled to obtain samples for metallurgical comminution testwork, and three others have assays pending.

In the east, drill hole 6118, section 3249100N, intersected 189.7 metres grading 1.04% copper equivalent (CuEQ), including a higher-grade section of 69 metres averaging 1.24% CuEQ. In the same area, on section 3249050N, hole 6131 intersected a wide interval with excellent grade: 104 metres averaging 0.60% CuEQ. Together these two sections have extended the deposit a further 100 metres to the east.

In the south, significant intersections were made along a fence of in-fill holes between sections 3248750 and 3248950N, confirming earlier intersections in the southern part of the deposit. Holes 6125, 6128, 6130GT, and 6133 intersected high grade copper mineralization: the best intersections were in hole 6128, with an interval of 83.3 metres averaging 0.92% CuEQ, and 100 metres to the west in hole 6137, with an interval of 90.9 metres averaging 0.82% CuEQ, including an intersection of 22.3 metres averaging 1.27% CuEQ of near surface supergene (copper enriched) mineralization. Holes 6112 to 6115, 6119, 6121 and 6124 have defined the southern limit of the deposit.

In the west, five holes (6111, 6116, 6117, 6120, and 6122) all intersected weaker mineralization, but indicate wide alteration and mineralization persists over thicknesses of 300 metres in this area. The best intersection was in hole 6116: 31.7 metres averaging 0.67% CuEQ.

A Table of Assay Results is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com & www.greatchinamining.com.

In addition to the resource definition program, a number of other activities are in progress. These include metallurgical testing, geotechnical drilling, and environmental and socio-economic baseline studies. In conjunction with the targeted technical programs, an expanded community engagement program is underway. Active dialogue with the local residents in the Tibetan villages and the various authorities in the region will be ongoing in order that the project proceeds in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management.

Continental and Great China Mining announced the execution of the definitive merger agreements between Continental and certain principal Great China Mining shareholders, whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental (see joint news release June 12, 2006), as well as the preliminary TSX Venture Exchange approval. Completion of the merger is subject to a number of conditions including shareholders and regulatory approvals, and is likely to complete in the third quarter of 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

  XIETONGMEN PROJECT NEW ASSAY RESULTS
JULY 10, 2006

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %	AuEQ[1] g/t
6111		3249350N	140.0	217.0	77.0	253	0.13	0.16	0.21	0.40
6111		3249350N	217.0	233.3	16.3	53	0.08	0.11	0.13	0.25
6111		3249350N	233.3	274.9	41.6	136	0.16	0.24	0.29	0.54
6112		3248700N	No significant intersections
6113		3248800N	No significant intersections
6114		3248700N	No significant intersections
6115		3248800N	No significant intersections
6116		3249050N	66.1	97.8	31.7	104	0.58	0.17	0.67	1.28
6117		3249400N	No significant intersections
6118		3249100N	117.0	306.7	189.7	622	0.60	0.84	1.04	1.98
6118	Incl.	3249100N	196.0	265.0	69.0	226	0.68	1.07	1.24	2.37
6119		3248750N	No significant intersections
6120		3249250N	No significant intersections
6121		3248800N	No significant intersections
6122		3249300N	6.4	48.1	41.7	137	0.08	0.92	0.56	1.07
6122		3249300N	48.1	361.0	312.9	1027	0.08	0.12	0.14	0.27
6123M		3248900N	Metallurgical hole
6124		3248800N	No significant intersections
6125		3248750N	18.3	34.6	16.3	53	0.92	0.45	1.16	2.20
6126		3249100N	166.0	328.0	162.0	532	0.29	0.40	0.50	0.95
6127		3248800N	0.0	63.3	63.3	208	0.12	0.03	0.13	0.25
6128		3248850N	16.7	100.0	83.3	273	0.60	0.61	0.92	1.75
6129		3249150N	Samples pending
6130GT		3248900N	13.0	137.4	124.4	408	0.63	0.39	0.84	1.59
6131		3249050N	111.0	215.0	104.0	341	0.30	0.57	0.60	1.14
6131	Incl.	3249050N	155.0	215.0	60.0	197	0.36	0.68	0.72	1.38
6132M		3249300N	Metallurgical hole
6133		3248850N	18.1	114.5	96.4	316	0.34	0.18	0.43	0.82
6133	Incl.	3248850N	18.1	29.9	11.8	39	0.54	0.06	0.58	1.10
6134M		3249050N	Metallurgical hole
6135		3249150N	Hole abandoned; re-drilled as 6158
6136		3249050N	Samples pending
6137		3248850N	27.7	118.6	90.9	298	0.54	0.53	0.82	1.56
6137	Incl.	3248850N	27.7	50.0	22.3	73	1.12	0.27	1.27	2.41
6138M		3248950N	Metallurgical hole

1 Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)
AuEQ = (Cu % x 27.56/14.47) + Au g/t